                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2



                                DrugMax.com, Inc.
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                                (NAME OF ISSUER)



                                  Common Stock
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                         (TITLE OF CLASS OF SECURITIES)



                                   262240 10 4
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                                 (CUSIP NUMBER)



                              -------------------



Check the following box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (CONTINUED ON THE FOLLOWING PAGES)








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                                  SCHEDULE 13G

CUSIP No. 262240 10 4                                          Page 2 of 5 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dynamic Health Products, Inc.       ID:
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [X]
                                                                        (b)  [ ]

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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida corporation
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                                5      SOLE VOTING POWER
         NUMBER OF SHARES
                                       1,865,500
           BENEFICIALLY
                                6      SHARED VOTING POWER
           OWNED BY EACH
                                       538,815
             REPORTING
                                7      SOLE DISPOSITIVE POWER
            PERSON WITH
                                       1,865,500

                                8      SHARED DISPOSITIVE POWER

                                       538,815

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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,865,500
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                              [ ]

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         30.6%
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12       TYPE OF REPORTING PERSON

         CO
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

                                  SCHEDULE 13G

CUSIP No. 262240 10 4                                          Page 3 of 5 Pages

ITEM 1(a). NAME OF ISSUER:

      DrugMax.com, Inc.

ITEM 1(a). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      12505 Starkey Road, Suite A, Largo, Florida 33773

ITEM 2(a). NAME OF PERSON FILING:

      This Schedule is being filed by Dynamic Health Products, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      The business address or residence of above named filing person is as follows:


      Filing Person                       Business or Residence Address
      -------------                       -----------------------------
      Dynamic Health Products, Inc.       12505 Starkey Road
                                          Suite A
                                          Largo, FL 33773

ITEM 2(c). CITIZENSHIP:

      The filing party is a corporation organized under the laws of the State of Florida

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

      This Schedule relates to shares of Common Stock, par value $.001 per share ("Shares") of the Issuer.

ITEM 2(e). CUSIP NUMBER:

      The CUSIP number for the Issuer's Shares is 262240 10 4.

                                  SCHEDULE 13G

CUSIP No. 262240 10 4                                          Page 4 of 5 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE FILING PERSON IS A:

      (a) [ ] Broker or dealer registered under Section 15 of the Act,

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

      (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

      (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

      (f) [ ] Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

      (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

      (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

         Not applicable. The filing person acquired his or its Shares prior to registration of the Shares pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and this Schedule is being filed in accordance with Rule 13d-1(c) promulgated thereunder. This Schedule has been filed jointly on behalf of each filing person since the manner by which the Shares were acquired by the filing persons may cause them to be considered a "group" under Rule 13d-5 and the "beneficial ownership" as defined under Rule 13d-3 of such "group" exceeds 5% of the Issuer's Shares.

ITEM 4. OWNERSHIP:

         As of December 31, 1999, Dynamic Health Products, Inc. beneficially owned 1,865,500 Shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         N/A

                                  SCHEDULE 13G

CUSIP No. 262240 10 4                                          Page 5 of 5 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Dynamic Health Products, Inc. is the owner of 1,865,500 shares.

         Jugal K. Taneja is the owner of 538,815

         Dynamic Health Products, Inc. is a publicly owned corporation. Mr. Taneja is Chairman of the Board and the Company's largest stockholder, owning beneficially, approximately 33% of the Company's outstanding shares.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         N/A

ITEM 10. CERTIFICATION:

         N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      February 15, 2000                         /s/ Jugal K. Taneja
-----------------------------        -------------------------------------------
            Date                                    (Signature)

                                       Jugal K. Taneja, Chairman of the Board
                                            Dynamic Health Products, Inc.
                                     -------------------------------------------
                                                  (Name and Title)